

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 2, 2009

<u>VIA U.S. MAIL</u>

Ms. Mary Bailey Sellers
Chief Financial Officer
Mammatech Corporation
930 Northwest 8th Avenue
Gainesville, Florida 32601

      Re: Mammatech Corporation
               Form 10-KSB for the year ended August 31, 2008
               Filed December 15, 2008
               File No. 000-11050

Dear Ms. Sellers:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

               Sincerely,

               Angela Crane
               Accounting Branch Chief